                                                                 Exhibit 11

              Net Income (Loss) Per Common Share Outstanding

                                          For the Three Months Ended
                                                   March 31,
                                              1995          1994
                                             -------       -------
Net income                                  $  3,969      $100,073

Less:  Preferred stock dividends             (30,038)      (30,038)
                                             -------        ------
Net income (loss) applicable to common
     shares                                 $(26,069)     $ 70,035
                                              ======        ======

Weighted average number of common shares
     outstanding                             604,541       602,374


Net income (loss) per common share          $   (.04)     $   0.12
                                              ======        ======

Note: With regard to the calculation of primary net loss per common share for the three months ended March 31, 1995, inclusion of common stock equivalents is anti-dilutive. With regard to the calculation of primary net income per common share for the three months ended March 31, 1994, inclusion of common stock equivalents is immaterial.

       With regard to fully diluted net income per common share for the three months ended March 31, 1995 and 1994, assumption of the conversion of the preferred stock and the resultant elimination of the preferred stock dividends is anti-dilutive when compared to primary net income
       (loss) per common share.